FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media
Information
                                17 February 2004

                         BG Group Strategy Presentation

In conjunction with its fourth quarter and full year results, BG Group will today hold a presentation in London on the Group's strategy, setting out its aim of achieving exceptional earnings growth - at a multiple of overall energy demand - to the end of the decade. The event will be hosted by Sir Robert Wilson, Chairman, with presentations by Chief Executive Frank Chapman and Chief Financial Officer Ashley Almanza.

A webcast of the event can be accessed live at 2.00 pm via the BG Group website (www.BG-Group.com), after which a recording of the webcast and a copy of the presentation will be available at this site.

Speaking today, BG Chief Executive Frank Chapman said: "In the coming years the business environment will increasingly favour natural gas. BG's core business is connecting low cost gas to high value markets. Alongside our existing asset base, we have firm project plans in place to drive growth and value creation to the end of the decade and we have a delivery track record that lends credibility to this picture."

Key points from the presentation

   - BG has performed strongly against its challenging 2003 targets - set in 1999 - in terms of volumes, costs and financial measures;
   - BG is on track to deliver its 2006 targets and has increased its 2006 liquefied natural gas (LNG) volume target from 6 million tones per annum
     (mtpa) to 6.6 mtpa and its 2006 Power capacity target from 2.8 gigawatts
     (GW) to 3.3 GW;
   - BG's new dividend policy - real long term growth - reflects its strong financial performance and confidence in its future;
   - The two central elements at the heart of BG's strategy are accessing high value gas markets and securing low cost supplies to connect to those markets;
   - BG will continue to exploit its competitive advantage of being an integrated gas major, with the capabilities necessary to create and capture value anywhere along the gas chain;
   - BG's focus OECD markets will be North America and Europe where rising demand will increasingly be met by gas imports;
   - BG's principal target markets in the developing world will be India and Brazil, both of which are expected to experience substantial, fast-growing, long-term demand for gas;
   - BG will seek to bring competitively priced supplies to these markets both from its own resources and from contracted supplies;
   - Exploration & Production (E&P) will remain BG's centre of gravity and represent its principal value-creator;
   - BG has the projects in place to reinforce its position as the leading Atlantic Basin LNG player;
   - BG's Transmission & Distribution (T&D) growth is expected to come mainly from its Brazilian and Indian activities, while the Group's Power activities will focus particularly on selective investments that can maximise the value of BG gas supplies;
   - BG's downstream performance is expected to be an increasingly important contributor to earnings to the end of the decade;
   - BG's long term growth plans are underpinned by:

1. the strength of the Group's assets already onstream today, which can be enhanced and developed to ensure that they continue to make a strong contribution into the next decade;

2. the assets due to come on stream by the end of 2006, which are now predominantly under development and include some world-class projects that will be at the heart of the growth beyond 2006;

3. a further set of new projects, many of which are incremental to existing assets, that can add further to growth to the end of the decade;

4. a number of additional projects which would connect to existing positions;

5. a range of exploration prospects and business development opportunities which can add to the Group's growth both in this decade and into the next;

   - Taken together, it is this project portfolio and BG's track record of creating value across the entire gas chain that fuels the Group's aim of generating exceptional earnings growth - at a multiple of overall energy demand - right to the end of the decade.

Key data from the presentation

   * BG confirmed the financial framework within which it will operate from 2004 to 2006 (at reference conditions), namely:

- Base capital investment of approximately GBP1 billion per annum from 2004 to 2006;
-    Sustainable long-term dividend growth;
-    Gearing expected to remain less than 25%;

   * BG set out its key markets and assets which should deliver growth from 2003 to the end of the decade, including:

- Kazakhstan - Optimisation of oil and gas production leading to additional gas sales towards the end of the decade;
- Tunisia - Miskar proved plus probable reserves estimated at 250 million barrels of oil equivalent with production to grow to 250 million standard cubic feet per day and be maintained at that level to 2015;

   * The effective tax rate for 2004 is expected to remain at 40 per cent.

 There are matters discussed in this media information that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Media enquiries:

Jonathan Miller/Chris Carter/Trina Fahey       +44 (0)118 929 3717

Investor Relations enquiries:

Chris Lloyd/Brian McCleery/Helen Parris        +44 (0)118 929 3025


Web: www.BG-Group.com


PR 10981





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 February 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary